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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
[LOGO] KINROSS                                                 Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                ROUND MOUNTAIN GOLD CORPORATION'S MANHATTAN MINE
     RECEIVES HARDROCK MINING AWARD FROM THE U.S. BUREAU OF LAND MANAGEMENT


September 27, 2004...Toronto, Ontario - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") is pleased to announce that it is one of the recipients of the Bureau of Land Management's 2004 Reclamation and Sustainable Development / Hardrock Mineral Environmental Awards. This award recognizes Round Mountain Gold Corporation's reclamation accomplishments at the Manhattan Mine in Nye County, Nevada. Round Mountain Gold Corporation is a joint venture between Kinross Gold Corporation and Barrick Gold Corporation.

The Honorable Gale Norton, Secretary of the U.S. Department of the Interior, and Bureau of Land Management Director, Kathleen Clarke, presented the award today at a luncheon ceremony at the National Mining Association's MineExpo in Las Vegas, Nevada. Mark Ioli, the Kinross Environmental Manager who supervised the reclamation work at the Manhattan Mine, accepted this award on behalf of Round Mountain Gold Corporation.

In a written statement, Secretary Norton described the awards as "an important tool in demonstrating the successes of mine reclamation and land stewardship around the country. Our goal is to recognize and showcase mining operations that have demonstrated outstanding performance in reclaiming mined land and in reducing environmental impacts on the nation's land and water resources. Companies that win these awards have achieved the highest standards of performance and are fully deserving of this recognition.

Bob Buchan, President and Chief Executive Officer, stated, "this award symbolizes the Company's dedication to world class sustainable development. I am very proud of the people at Round Mountain who had the drive, determination and vision to make this happen."

Jerry Danni, Senior Vice President, Environmental, Health and Safety, further expressed the Company's enthusiasm about being an award recipient, "This award demonstrates Kinross' corporate commitment to environmental excellence, to effective and innovative reclamation, and to working collaboratively with regulators and the communities in which we operate. We are pleased and proud to receive this recognition for our efforts."

The Manhattan Mine is the first Nevada mine to receive this honor. Some of the outstanding reclamation achievements at the Manhattan Mine include innovative reclamation designs that stabilized or removed historic mine features, eliminated public hazards, and shaped piles of waste rock into landforms that blended with the surroundings. The reclamation plan pioneered a new and effective technique for treating water used in the mining process. The gravity-driven system permanently contains solutions in a lined facility, protecting groundwater better than conventional closure methods, with virtually no long-term maintenance. Reclamation of the Manhattan Mine was planned and performed in collaboration with the community and state and federal regulators.


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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL     DEBRA J. STRUHSACKER                      TRACEY M. THOM
VICE PRESIDENT          VICE PRESIDENT                            MANAGER
INVESTOR RELATIONS      U.S. GOVERNMENTAL & REGULATORY AFFAIRS    INVESTOR RELATIONS
Tel.  (416) 365-7254    Tel. (775) 823-8533                       Tel. (416) 365-1362
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